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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/08/20: Important Resolutions from UMC’s 2018 First Extraordinary General Meeting

99.2                 Announcement on 2018/08/20: UMC’s 2018 First Extraordinary General Meeting has approved to release the Director from non-competition restrictions

Exhibit 99.1

Important Resolutions from UMC's 2018 First Extraordinary General Meeting

1. Date of the special shareholders’ meeting: 2018/08/20

2. Important resolutions:

1) Approved proposal for Hejian Technology (Suzhou) Co., Ltd., a subsidiary of the Company, to issue an initial public offering (“IPO”) of RMB denominated ordinary shares (A-shares) on the Shanghai Stock Exchange

9,878,393,863 shares were represented at the time of voting

(including 8,112,605,098 shares voted via electronic transmission)

Votes for: 8,939,395,507 votes; 90.49% of the total represented at the time of voting

Votes against: 147,009 votes; 0.00% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 938,851,347 votes; 9.51% of the total represented at the time of voting

2) Approved to release the Director from non-competition restrictions

9,878,393,863 shares were represented at the time of voting

(including 8,112,605,098 shares voted via electronic transmission)

Votes for: 8,541,813,510 votes; 86.47% of the total represented at the time of voting

Votes against: 232,246,984 votes; 2.35% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,104,333,369 votes; 11.18% of the total represented at the time of voting

3. Any other matters that need to be specified: None

Exhibit 99.2

UMC’s 2018 First Extraordinary General Meeting has approved to release the Director from non-competition restrictions

1. Date of the shareholders' meeting resolution: 2018/08/20

2. Name and title of the director with permission to engage in competitive conduct:

Stan Hung, Chairman & CSO

3. Items of competitive conduct in which the director is permitted to engage:

Chairman, HeJian Technology (Suzhou) Co., Ltd.

4. Period of permission to engage in the competitive conduct:

Same as the period of 14th term of Board of Directors

5. Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Proposal Approved Upon Voting

Votes for: 86.47% of the total represented at the time of voting

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):

Stan Hung, Chairman & CSO

7. Company name of the mainland China area enterprise and the director’s position in the enterprise:

Chairman, HeJian Technology (Suzhou) Co., Ltd.

8. Address of the mainland China area enterprise:

No. 333, Xinghua Street, Suzhou Industrial Park, Jiangsu Province, China

9. Business items of the mainland China area enterprise:

Sales and manufacturing of integrated circuits

10. Degree of effect on the Company's finances and business: None

11. If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director’s shareholding ratio: None

12. Any other matters that need to be specified: None